Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.  713-621-6785
Fax: 713-621-3988
December 9, 2010

Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporation Finance

Re:	Isramco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-12500

Dear Mr. Delaney:

Isramco, Inc. is in receipt of two comment letters, dated November 29, 2010 and December 1, 2010, respectively, from the United States Securities Exchange Commission on the above-referenced filing.  Isramco, Inc. utilizes a calendar year fiscal year and accordingly is in the middle of finalizing its year-end accounting.  For this reason, Isramco, Inc. requested additional time to respond so that all of the comments can be fully reviewed in conjunction with the relevant documents.  This letter is to confirm that the Commission has agreed to extend the time for response to both letters until January 7, 2011, in response to our request.

If my understanding of our agreement is not consistent with yours, please let me know at once.  I appreciate your cooperation in this matter.

Very truly yours,

ISRAMCO, INC.

Edy Francis
Chief Financial Officer